(DUSA (R) LOGO)

DELIVERING SOLUTIONS FOR DERMATOLOGY (TM)

FOR RELEASE AT 6:30 A.M.

CONTACT:
Robert F. Doman, President & CEO - 978.909.2216
Richard Christopher, VP Finance & CFO - 978.909.2211
Shari Lovell, Director, Shareholder Services - 416.363.5059
Chad Rubin, Investor Relations Contact, The Trout Group LLC - 646.378.2947

                          DUSA PHARMACEUTICALS REPORTS
          THIRD QUARTER 2007 FINANCIAL RESULTS AND CORPORATE HIGHLIGHTS

             REVENUES TOTAL $5.8 MILLION; BOTTOM LINE IMPROVES 50%;
       INITIAL LATIN AMERICAN ORDERS SHIPPED; NICOMIDE(R) LAWSUIT SETTLED;
                         COMPANY ENHANCES CASH POSITION

WILMINGTON, MASS. - NOVEMBER 9, 2007 -- DUSA Pharmaceuticals, Inc.(R) (NASDAQ
GM: DUSA), a dermatology company that is developing and marketing Levulan(R) photodynamic therapy (PDT) and other products targeting patients with common skin conditions, reported today its corporate highlights and financial results for the third quarter ended September 30, 2007.

Total product revenues for the quarter were $5.8 million as compared to $6.1 million for the comparable 2006 period. PDT revenues totaled $3.5 million versus $3.2 million for the comparable 2006 period. The increase in PDT revenues was driven primarily by a 17% increase in U.S. Levulan(R) Kerastick(R) revenue. Non-PDT revenues totaled $2.3 million versus $2.8 million for the comparable 2006 period. Non-PDT revenues were primarily driven by the sales of Nicomide(R) which were adversely impacted by the presence of the River's Edge product, which re-entered the market as a result of the March 7, 2007 dissolution of a preliminary injunction.

Total product revenues for the nine-month period ended September 30, 2007 were $19.3 million as compared to $17.4 million for the comparable 2006 period. PDT revenues totaled $12.1 million versus $10.9 million in the comparable 2006 period. Non-PDT revenues totaled $7.2 million versus $6.5 million in the comparable 2006 period. Non-PDT revenues for 2006 represent the period following our merger with Sirius Laboratories, Inc.(R), which occurred on March 10, 2006.

For the three-month and nine-month periods ended September 30, 2007, DUSA's net loss on a GAAP basis was ($1.9) million, or ($0.10) per common share, and ($7.7) million, or ($0.40) per common share, respectively. GAAP net losses for the comparable 2006 periods were ($3.8) million, or ($0.19) per common share, and ($13.1) million, or ($0.77) per common share. On a non-GAAP basis, the Company's net losses for the three-month and nine-month periods ended September 30, 2007 were ($1.4) million, or ($0.07) per common share, and ($6.6) million, or ($0.34) per common share, respectively. Non-GAAP net losses for the comparable 2006 periods were ($2.9) million, or ($0.15) per common share, and ($9.1) million, or ($0.53) per common share. Both the 2007 quarterly GAAP and non-GAAP net losses represent a 50% decrease from the prior year. Investors are encouraged to refer to the "Use of Non-GAAP Financial Measures" section and the accompanying financial table for a reconciliation of GAAP to non-GAAP information.

Third Quarter Highlights:

-    International Expansion.

          - In late September, the first shipments of Levulan(R) Kerastick(R) were released to Argentina and Mexico where it was officially launched through DUSA's marketing and distribution partner for Latin America, Stiefel Laboratories, Inc. In Latin America, Levulan has regulatory approval in Argentina, Chile, Colombia, Mexico, and Brazil (where launch is pending receipt of acceptable pricing approval) with approvals and subsequent product launches in additional markets scheduled to follow shortly.

-    Product Development.

          - Enrollment continues in DUSA's Phase IIb clinical trial of Levulan(R) PDT for the treatment of moderate to severe acne. To date, 13 clinical sites have accrued 149 patients.

Subsequent Events:

-    International Regulatory Approval.

          - On October 3, 2007, the Company announced that the Korea Food and Drug Administration (KFDA) had approved Levulan(R) Kerastick(R) for Photodynamic Therapy (PDT) for the treatment of actinic keratoses through its marketing and distribution partner Daewoong Pharmaceutical Co., Ltd and its affiliate, DNC Daewoong Derma & Plastic Surgery Network Company (DNCompany). Having received approval, market launch is expected in the fourth quarter of 2007.

-    Legal Proceedings.

          - On October 29, 2007, the Company announced that it had entered into a settlement and mutual release agreement to dismiss the lawsuit brought against River's Edge asserting a number of claims arising out of River's Edge's alleged infringement of the U.S. Patent under which DUSA has marketed, distributed and sold Nicomide(R). Per the terms of the agreement, River's Edge has made a lump-sum settlement payment to DUSA for damages and will permanently cease the manufacture, distribution and sale of its nicotinamide product, NIC 750. DUSA has licensed to River's Edge four products from the AVAR(R) line which are non-strategic to DUSA in exchange for a royalty for three years, including a guaranteed minimum royalty.

-    Cash.

          - On October 30, 2007, the Company announced that it had entered into definitive agreements with certain institutional investors for the private placement of 4,581,043 shares of its common stock at a purchase price of $2.40 per share resulting in gross proceeds to DUSA of $11.0 million. In addition, the Company has granted the investors warrants to purchase an additional 1,145,259 shares of common stock at a strike price of $2.85 per share. The Company will use the proceeds to fund working capital, further advance DUSA's Levulan PDT clinical development programs, and for activities associated with expanding the Company's market presence in the U.S.

MANAGEMENT COMMENTS:

"We are pleased with the progress we are making with our Levulan PDT franchise," stated President and CEO Robert Doman. "Domestic Kerastick revenues are up 23% year-over-year, the product has been launched into Latin America, and approval has been received in Korea with expected product launch in the fourth quarter this year. In addition, enrollment is progressing nicely on our Phase IIb Acne trial."

"We are also pleased to have fully resolved the dispute with River's Edge. This settlement underscores DUSA's commitment to protecting its intellectual property. We look forward to increasing our Nicomide(R) revenue stream as ordering patterns return to normal levels", Doman continued.

"Lastly, the infusion of cash from the private placement helps us to strengthen our balance sheet and execute on our business plan as we position the Company for continued growth in 2008 and beyond," concluded Doman.

FINANCIAL SUMMARY:

Revenues for the three-month and nine-month periods ended September 30, 2007 were $5,784,000 and $19,323,000, respectively, as compared to $6,063,000 and $17,432,000, respectively for the comparable 2006 periods, and were comprised of the following:

                                                        3-months ended              9-months ended
                                                        September 30,               September 30,
                                                  -------------------------   -------------------------
                                                      2007         2006          2007           2006
                                                  (Unaudited)   (Unaudited)   (Unaudited)   (Unaudited)
                                                  -----------   -----------   -----------   -----------
PDT Drug & Device Product Revenues
   Kerastick(R) Product Revenues:
      United States                                $2,923,000    $2,490,000   $10,108,000   $ 8,212,000
      Canada                                          143,000       176,000       536,000       939,000
                                                   ----------    ----------   -----------   -----------
         Subtotal Kerastick(R) Product Revenues     3,066,000     2,666,000    10,644,000     9,151,000
   BLU-U(R) Product Revenues:
      United States                                   423,000       516,000     1,369,000     1,633,000
      Canada                                               --        53,000        94,000       145,000
                                                   ----------    ----------   -----------   -----------
         Subtotal BLU-U(R) Product Revenues           423,000       569,000     1,463,000     1,778,000
Total PDT Drug & Device Product Revenues            3,489,000     3,235,000    12,107,000    10,929,000
Total Non-PDT Drug Product Revenues                 2,295,000     2,828,000     7,216,000     6,503,000
                                                   ----------    ----------   -----------   -----------
      TOTAL PRODUCT REVENUES                       $5,784,000    $6,063,000   $19,323,000   $17,432,000
                                                   ==========    ==========   ===========   ===========

The increase in Kerastick(R) revenues for the three-month period ended September 30, 2007 from the comparable 2006 period was driven by increased sales volumes and an increase in the average net unit selling price. There were 30,108 Levulan(R) Kerastick(R) units sold for the three months ended September 30, 2007 versus 27,480 units sold in the comparable 2006 period. The Company's average net selling price for the Levulan(R) Kerastick(R) increased to $101.66 in the third quarter of 2007 from $97.01 in the third quarter of 2006. The decrease in BLU-U(R) revenue was the result of lower overall sales volumes and a decrease in the average selling price of this product. There were 60 units sold for the three months ended September 30, 2007 versus 77 units sold in the comparable 2006 period. The average net selling price for the BLU-U(R) decreased to $6,713 for the three months ended September 30, 2007 from $7,216 in the comparable 2006 period. The average net selling price during the quarter was adversely impacted by a "one-time" sales promotion in which the Company sold earlier generation devices at a discounted price. Non-PDT drug product revenues represent the revenues generated by the products acquired as part of DUSA's merger with Sirius. The substantial majority of this revenue is attributable to sales of Nicomide(R). Non-PDT revenues for the three-month period ended September 30, 2007, were adversely impacted by the presence of NIC 750 on the market. Non-PDT revenues for the nine-month period ended September 30, 2006 reflects only the period March 10, 2006 (date of merger) through September 30, 2006.

Total product margins for the three-month period ended September 30, 2007 were 73% versus 53% in the prior year. Total PDT drug and device product margins for the third quarter of 2007 were $2.3 million, or 67%, versus $2.0 million, or 62% for the comparable 2006 period. Levulan(R) Kerastick(R) gross margins for the three-month period ended September 30, 2007 were 74%, versus 73% for the comparable 2006 period. BLU-U(R) margins for the third quarter of 2007 were 17%, versus 10% for the comparable 2006 period. Non-PDT drug product margins reflect the margin generated by the products acquired as part of DUSA's March 10, 2006 merger with Sirius. Total non-PDT gross margins for the three-month period ended September 30, 2007 were 82% compared with 43% for the comparable 2006 period. In 2006, non-PDT margins were negatively impacted by the recording of intangible asset amortization and the fair value adjustment to inventory.

Total operating costs for the three-month period ended September 30, 2007 were $6.2 million, compared with $7.2 million in the comparable 2006 period. Research and development costs remained relatively flat at $1.2 million as the increased spending on the Company's Phase IIb clinical trial on acne was offset by reduced spending for the development of Levulan(R) to treat photodamaged skin. Marketing and sales costs decreased to $2.9 million for the third quarter of 2007 from $3.2 million in the comparable 2006 period due mainly to lower compensation charges. General and administrative costs decreased to $2.1 million in the third quarter of 2007 from $2.6 million in the comparable 2006 period. This decrease is mainly attributable to lower accrued compensation charges and legal fees primarily involving the River's Edge case. General and administrative expenses are highly dependent on the Company's legal and other professional fees, which can vary significantly from period to period, particularly in light of DUSA's litigation strategy to protect its intellectual property.

As of September 30, 2007, total cash, cash equivalents, and U.S. government securities were $11.2 million, compared to $18.2 million at December 31, 2006. The decrease is primarily attributable to cash expended to fund operational expenses. Net cash expenditures for third quarter of 2007 were $1.8 million.

Condensed Consolidated Balance Sheets, Condensed Consolidated Statement of Operations and GAAP to Non-GAAP reconciliation follow:

DUSA Pharmaceuticals, Inc.
Condensed Consolidated Balance Sheets

                                                     September 30,    December 31,
                                                          2007            2006
                                                      (Unaudited)
                                                     -------------   -------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                         $   1,004,387   $   3,267,071
   Marketable securities                                10,219,201      14,943,196
   Accrued interest receivable                              82,762         158,374
   Accounts receivable, net                              1,717,076       2,060,565
   Inventory                                             3,430,296       2,343,472
   Prepaid and other current assets                        965,743       1,535,819
                                                     -------------   -------------
      TOTAL CURRENT ASSETS                              17,419,465      24,308,497
Restricted cash                                            166,813         162,805
Property, plant and equipment, net                       2,278,264       2,567,286
Goodwill                                                 6,272,505       5,772,505
Deferred charges and other assets                        1,019,338         944,720
                                                     -------------   -------------
      TOTAL ASSETS                                   $  27,156,385   $  33,755,813
                                                     =============   =============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                  $     721,387   $     649,523
   Accrued compensation                                    599,112       1,674,470
   Other accrued expenses                                2,975,167       3,841,891
   Deferred revenue                                        468,741          57,270
                                                     -------------   -------------
      TOTAL CURRENT LIABILITIES                          4,764,407       6,223,154
Other liabilities                                        2,240,847       1,199,086
                                                     -------------   -------------
      TOTAL LIABILITIES                                  7,005,254       7,422,240
                                                     -------------   -------------
SHAREHOLDERS' EQUITY
Capital Stock
Authorized: 100,000,000 shares; 40,000,000 shares
   designated as common stock, no par, and
   60,000,000 shares issuable in series or
   classes; and 40,000 junior Series A preferred
   shares. Issued and outstanding: 19,495,067 and
   19,480,067 shares of common stock, no par, at
   September 30, 2007 and December 31, 2006
   respectively                                        143,250,537     142,959,298
Additional paid-in capital                               5,466,745       4,320,625
Accumulated deficit                                   (128,613,094)   (120,886,977)
Accumulated other comprehensive loss                        46,943         (59,373)
                                                     -------------   -------------
     TOTAL SHAREHOLDERS' EQUITY                         20,151,131      26,333,573
                                                     -------------   -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $  27,156,385   $  33,755,813
                                                     =============   =============

DUSA Pharmaceuticals, Inc. Condensed Consolidated Statement of Operations (Unaudited)

                                                    3-months ended              9-months ended
                                                    September 30,                September 30,
                                              -------------------------   --------------------------
                                                  2007          2006          2007          2006
                                              (Unaudited)   (Unaudited)   (Unaudited)    (Unaudited)
                                              -----------   -----------   -----------   ------------
Product Revenues                              $ 5,784,194   $ 6,062,720   $19,323,232   $ 17,432,350
Cost of Product Revenues and Royalties          1,573,897     2,849,485     5,506,540      7,635,407
                                              -----------   -----------   -----------   ------------
   Gross Margin                                 4,210,297     3,213,235    13,816,692      9,796,943
Operating Costs:
   Research and Development                     1,225,462     1,343,880     4,328,475      4,382,134
   In-process research and development                 --            --            --      1,600,000
   Marketing and Sales                          2,887,370     3,246,886     9,727,660      9,114,093
   General and Administrative                   2,110,766     2,603,237     7,966,791      8,427,324
                                              -----------   -----------   -----------   ------------
Total Operating Costs                           6,223,598     7,194,003    22,022,926     23,523,551
                                              -----------   -----------   -----------   ------------
Loss from Operations                           (2,013,301)   (3,980,768)   (8,206,234)   (13,726,608)
                                              -----------   -----------   -----------   ------------
Other Income
   Other Income, net                              135,519       194,129       480,117        645,707
                                              -----------   -----------   -----------   ------------
Net Loss                                      $(1,877,782)  $(3,786,639)  $(7,726,117)  $(13,080,901)
                                              ===========   ===========   ===========   ============
Basic and Diluted Net Loss per Common Share   $     (0.10)  $     (0.19)  $     (0.40)  $      (0.77)
                                              ===========   ===========   ===========   ============
Weighted Average Number of Common Shares       19,495,067    19,449,442    19,487,594     17,041,197

USE OF NON-GAAP FINANCIAL MEASURES

In addition to reporting financial results in accordance with GAAP, DUSA has provided in the table below non-GAAP financial measures adjusted to exclude share-based compensation expense, amortization of intangible assets, and an in-process research and development charge related to the Company's merger with Sirius in the first quarter of 2006. The Company believes this presentation is useful to help investors better understand DUSA's financial performance, competitive position and prospects for the future. Management believes these non-GAAP financial measures assist in providing a more complete understanding of the Company's underlying operational results and trends, and in allowing for a more comparable presentation of results. Management uses these measures along with their corresponding GAAP financial measures to help manage the Company's business and to help evaluate DUSA's performance compared to the marketplace. However, the presentation of non-GAAP financial measures is not meant to be considered in isolation or as superior to or as a substitute for financial information provided in accordance with GAAP. The non-GAAP financial measures used by the Company may be calculated differently from, and, therefore, may not be comparable to, similarly titled measures used by other companies.

Investors are encouraged to review the reconciliations of these non-GAAP financial measures to the comparable GAAP results, contained in the table below.

                                                 3-months ended              9-months ended
                                                 September 30,                September 30,
                                           -------------------------   --------------------------
                                               2007          2006          2007          2006
                                           (Unaudited)   (Unaudited)   (Unaudited)    (Unaudited)
                                           -----------   -----------   -----------   ------------
GAAP Net Loss                              $(1,877,782)  $(3,786,639)  $(7,726,117)  $(13,080,901)
Intangible Asset Amortization (a)                   --       437,310            --        976,658
In-Process R&D (b)                                  --            --            --      1,600,000
Stock Based Compensation (c)                   428,416       443,053     1,146,114      1,413,116
                                           -----------   -----------   -----------   ------------
Non-GAAP Adjusted Net Loss                 $(1,449,366)  $(2,906,276)  $(6,580,003)  $ (9,091,127)
                                           ===========   ===========   ===========   ============
Non-GAAP Basic and Diluted Net Loss per
Common Share                               $     (0.07)  $     (0.15)  $     (0.34)  $      (0.53)
                                           ===========   ===========   ===========   ============
Weighted Average Number of Common Shares    19,495,067    19,449,442    19,487,594     17,041,197

----------
(a) Amortization of intangible assets from date of merger (March 10, 2006) through the end of periods identified.

(b)  In-process research and development, one-time charge.

(c)  Share based compensation expense resulting from the adoption of SFAS
     123(R).

CONFERENCE CALL DETAILS AND DIAL-IN INFORMATION

In conjunction with this announcement, DUSA will host a conference call today:

                    Friday, November 9th - 8:30 a.m. Eastern

     If calling from the U.S. or Canada use the following toll-free number:

                                  800.647.4314

                                 Password - DUSA

                          For international callers use

                                  435.871.6103

                                 Password - DUSA

                 A recorded replay of the call will be available

                     North American callers use 877.863.0350

                     International callers use 858.244.1268

The call will be accessible on our web site approximately one hour following the call at www.dusapharma.com.

ABOUT DUSA PHARMACEUTICALS

DUSA Pharmaceuticals, Inc. is an integrated dermatology specialty pharmaceutical company focused primarily on the development and marketing of its Levulan(R) Photodynamic Therapy (PDT) technology platform, and complementary dermatology products. Levulan(R) PDT is currently approved for the treatment of Grade 1 and 2 actinic keratoses of the face and scalp, and is being developed for the treatment of acne. DUSA's other dermatology products include ClindaReach(TM) and Nicomide(R). DUSA is also supporting development of certain internal indications of Levulan(R) PDT. DUSA is based in Wilmington, Mass. Please visit our Web site at www.dusapharma.com.

Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties. These forward-looking statements relate to expectations regarding regulatory approval and product launches in additional international markets, the cessation of commercial activities for NIC 750, the use of proceeds from the private placement, increasing the revenue stream of Nicomide to normal levels, and management's beliefs and calculations concerning non-GAAP financial measures. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from future results, performance or achievements expressed or implied by those in the forward-looking statements made in this release. These factors include, without limitation, the uncertainties of the litigation process, actions by health or securities regulatory authorities, changing market and regulatory conditions, the maintenance of our patent portfolio, dependence on third-party manufacturers, the ability to maintain our sales force and impact of sales activities, and other risks and uncertainties identified in DUSA's Form 10-K for the year ended December 31, 2006.

                                       ###